Emclaire Financial Corp.
612 Main Street
Emlenton, Pennsylvania 16373

August 25, 2010

VIA EDGAR

Securities and Exchange Commission Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Emclaire Financial Corp.'s Application For Withdrawal on Form RW pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-1 (File No. 333-161955)

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Emclaire Financial Corp. (the "Company") hereby respectfully requests the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-161955), together with all exhibits thereto, initially filed on September 16, 2009, as subsequently amended (collectively, the "Registration Statement").

The Company requests withdrawal of the Registration Statement because it has determined not to proceed with the public offering contemplated by the Registration Statement due to unfavorable market conditions. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement and such Registration Statement was not declared effective.

In accordance with Rule 477(c) under the Securities Act, the Company advises that it may undertake a subsequent private offering of securities in reliance upon Rule 155(c) under the Securities Act. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Sincerely,
Emclaire Financial Corp.

By:	/s/ William C.Marsh
William C. Marsh
President and Chief Executive Officer